SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to  § 240.13d-2.

Under the Securities Exchange Act of 1934

   ATP OIL & GAS CORPORATION

(Name of Issuer)

          Common Stock

(Title of Class of Securities)

         00208J108

(CUSIP Number)

                        December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. 00208J108                                                                                        Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON Gilder, Gagnon, Howe & Co. LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 8,400
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER 8,400
		8)	SHARED DISPOSITIVE POWER 1,862,626
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,871,026
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12)	TYPE OF REPORTING PERSON BD

Schedule 13G

Item 1(a).	Name of Issuer:

ATP OIL & GAS CORPORATION

Item 1(b).                Address of Issuer’s Principal Executive Offices:

4600 Post Oak Place, Suite 200
Houston, Texas 77027

Item 2(a).                Name of Person Filing:

Gilder, Gagnon, Howe & Co. LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY 10019

Item 2(c).	Citizenship:

New York

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

00208J108

Item 3.                    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned: 1,871,026

(b)	Percent of class: 5.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 8,400

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 8,400

(iv)	Shared power to dispose or to direct the disposition of: 1,862,626

The shares reported include 1,718,108 shares held in customer accounts over which partners and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 144,518 shares held in accounts owned by the partners of the Reporting Person and their families, and 8,400 shares held in the account of the profit-sharing plan of the Reporting Person (“the Profit-Sharing Plan”).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person.

The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the SecurityBeing Reported on by the Parent Holding Company.

Not applicable

Item 8.                     Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

  January 12, 2009
Date

   /s/ Walter Weadock
Signature

  Walter Weadock, Member
Name/Title